UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2023

FIFTH WALL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Little West 12th Street 4th Floor, New York, New York	10014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 853-8878

6060 Center Drive, 10th Floor

Los Angeles, California, 90045

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001	FWAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Sponsor Agreement

As previously disclosed in a Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2022, concurrently with the execution of that certain Agreement and Plan of Merger, dated as of December 13, 2022, as amended by that certain First Amendment to the Agreement and Plan of Merger, dated as of March 21, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC, and Mobile Infrastructure Corporation, a Maryland corporation (“MIC”), FWAC also entered into a Sponsor Agreement (the “Sponsor Agreement”) with Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), and certain holders of FWAC’s Class B ordinary shares, par value $0.0001 per share (such shares, the “Class B Shares,” and the holders of the Class B Shares, the “Class B Holders”), whereby the Sponsor and the Class B Holders, have agreed to waive certain of their anti-dilution and conversion rights with respect to their Class B Shares (such shares, together with any Class A ordinary share, par value $0.0001 per share, of FWAC (the “Class A Shares”) or common stock, par value $0.0001, of FWAC following the domestication issuable upon conversion of the Class A Shares, the “Founder Shares”). The Sponsor also has agreed to certain restrictions with respect to its Founder Shares, as described in the Sponsor Agreement.

On May 11, 2023, MIC, FWAC, the Sponsor and the Class B Holders entered into the Amended and Restated Sponsor Agreement (the “A&R Sponsor Agreement”). The A&R Sponsor Agreement amends the Sponsor Agreement to clarify that any securities subsequently acquired by the Sponsor and/or Class B Holders will not be voted in connection with the transactions contemplated by the Merger Agreement if voting such securities would violate Tender Offer Compliance and Disclosure Interpretation 166.01.

The foregoing description of the A&R Sponsor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Sponsor Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Amended and Restated Letter Agreement

As previously disclosed in a Current Report on Form 8-K, filed with the SEC on May 28, 2021, in connection with the Registration Statement on Form S-1 (File No. 333-255292) relating to the initial public offering (the “IPO”) of FWAC, FWAC entered into a Letter Agreement (the “Letter Agreement”), dated May 24, 2021, among FWAC, the Sponsor and the Class B Holders, pursuant to which each of the Sponsor and the Class B Holders has agreed to vote any Class A Shares or Class B Shares held by him, her or it in favor of FWAC’s initial business combination; to facilitate the liquidation and winding up of FWAC if an initial business combination is not consummated within 24 months from the closing of the IPO; to certain transfer restrictions with respect to FWAC’s securities; and to certain indemnification obligations of the Sponsor.

On May 11, 2023, FWAC, the Sponsor and the Class B Holders entered into the Amended and Restated Letter Agreement (the “A&R Letter Agreement”). The A&R Letter Agreement amends the Letter Agreement to clarify that any securities subsequently acquired by the Sponsor and/or Class B Holders will not be voted in connection with the transactions contemplated by the Merger Agreement if voting such securities would violate Tender Offer Compliance and Disclosure Interpretation 166.01.

The foregoing description of the A&R Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Letter Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference.

Additional Information

This document relates to the proposed transactions (the “Proposed Transactions”) contemplated by the Merger Agreement. On January 13, 2023, FWAC filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, which, when finally amended, will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). Both MIC and FWAC intend to file other documents with the SEC regarding the Proposed Transactions. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transactions. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Transactions and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Form S-4. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus, when it becomes available, and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAC’s and MIC’s ability to complete the Proposed Transactions. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and any forward-looking statements contained in this document are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Form S-4 titled “Risk Factors”. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in MIC’s and FWAC’s reports filed with the SEC, including MIC’s and FWAC’s most recent reports on Form 8-K and all attachments thereto and most recent annual reports on Form 10-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions are not obtained, failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and the combined company to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other company investor (including investors in the proposed PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet New York Stock Exchange’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Proposed Transactions, the inability to complete the private placement of FWAC ordinary shares to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Form S-4 and will be provided in the Joint Proxy Statement/Prospectus, when available.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits

(d)        Exhibits.

Exhibit	Description

10.1	Amended and Restated Sponsor Agreement, dated as of May 11, 2023, by and among Fifth Wall Acquisition Corp. III, Fifth Wall Acquisition Sponsor III LLC, Mobile Infrastructure Corporation and certain holders of Fifth Wall Acquisition Corp. III’s Class B ordinary shares.

10.2	Amended and Restated Letter Agreement, dated May 11, 2023, by and among Fifth Wall Acquisition Corp. III, Fifth Wall Acquisition Sponsor III LLC and each director and executive officer of Fifth Wall Acquisition Corp. III.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIFTH WALL ACQUISITION CORP. III

Date: May 11, 2023	By:	/s/ Andriy Mykhaylovskyy
	Name:	Andriy Mykhaylovskyy
	Title:	Chief Financial Officer

Exhibit 10.1

AMENDED AND RESTATED SPONSOR AGREEMENT

This AMENDED AND RESTATED SPONSOR AGREEMENT (this “Agreement” or the “Amended and Restated Sponsor Agreement”), dated as of May 11, 2023, is entered into by and between Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company (“Sponsor”), Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“Acquiror”), each of the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, a “Holder”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”). Sponsor, Acquiror, each Holder and the Company shall be referred to herein from time to time as the “Parties”.

W I T N E S S E T H:

WHEREAS, on December 13, 2022, Acquiror, the Company and Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”) entered into an Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023 (as it may be further amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “First Merger”) with the Company continuing as the surviving entity (the “First-Step Surviving Company”), and immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Acquiror (the “Second Merger”), with the Company continuing as the surviving entity resulting from the Second Merger;

WHEREAS, concurrently with the execution of the Merger Agreement, the Acquiror, the Company, and each Holder entered into that certain Sponsor Agreement dated as of December 13, 2022 (the “Original Sponsor Agreement”), pursuant to which, (i) Sponsor and each Holder have agreed to waive certain of their anti-dilution and conversion rights and (ii) Sponsor has agreed to certain restrictions with respect to the Acquiror Equity Securities (as defined below), subject to the terms and conditions specified herein;

WHEREAS, the parties hereto wish to make certain clarifications with respect to voting obligations related to Acquiror Entity Securities; and

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the Original Sponsor Agreement in its entirety as follows:

1.	Definitions.

(a)

“First Earnout Shares” means 1,658,750 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(b)

“Founder Shares” means the 6,755,000 shares of Acquiror Class B Common Stock owned beneficially and of record by Sponsor as of the date hereof (and any shares of Acquiror Class A Common Stock or Surviving Pubco Shares issuable upon conversion thereof).

(c)	“Letter Agreement” means that certain Letter Agreement, dated May 24, 2021, between Sponsor, the Holders and Acquiror (as may be amended from time to time).

(d)

“Second Earnout Shares” means 1,658,750 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(e)	“Sponsor Incentive Shares” means 2,062,500 Founder Shares held by the Sponsor.

(f)

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(g)	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2.

Waiver. Immediately prior to, and conditioned upon, the Domestication, each of Sponsor and the Holders hereby, automatically and without any further action by Sponsor, any Holder or Acquiror, irrevocably waives its respective rights under the anti-dilution and conversion provisions of Article 17 of the Amended and Restated Memorandum and Articles of Association of Acquiror, effective as of May 24, 2021 (the “Acquiror Articles”), with respect to each share of Acquiror Class B Common Stock held by Sponsor or such Holder as of the date hereof, and such share shall, automatically and without any further action by Sponsor or any Holder, be converted to and exchanged for Acquiror Class A Common Stock on a one-for-one basis as provided in Section 17.2 of the Acquiror Articles at the effective time of the Domestication.

3.	Founder Shares. Sponsor hereby agrees that, notwithstanding anything to the contrary in the Letter Agreement or otherwise:

(a)

following the Second Effective Time, the First Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the First Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the First Earnout Shares have not vested prior to December 31, 2026, then the First Earnout Shares shall immediately be delivered to Surviving Pubco for cancellation and for no consideration;

(b)

following the Second Effective Time, the Second Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $20.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the Second Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the Second Earnout Shares have not vested prior to December 31, 2028, then the Second Earnout Shares shall be delivered to Surviving Pubco immediately for cancellation and for no consideration;

(c)

immediately prior to Closing on the Closing Date, the Sponsor shall deliver to Acquiror for cancellation and for no consideration (x) 1,375,000 Founder Shares and (y) any Sponsor Incentive Shares that have not been transferred at or prior to the Closing or committed to be transferred to third-party investors in connection with the Closing; and

(d)

(i) if the aggregate cash proceeds from Acquiror’s Trust Account (net of the Acquiror Share Redemption Amount), the PIPE Investment Amount (excluding the Initial PIPE Investment and any PIPE Investments by officers, directors or affiliates of the Company) and any other third-party financing (other than debt financing) to be funded at the Closing (such proceeds, the “Closing Cash Proceeds”) are less than $40,000,000 at the Closing, then the Sponsor shall immediately prior to Closing deliver to Acquiror for cancellation and for no consideration 1,317,500 Founder Shares (with such Founder Shares reducing the First Earnout Shares and the Second Earnout Shares on an equal basis), and (ii) if the Closing Cash Proceeds equal or exceed $40,000,000 but are less than $50,000,000 at the Closing, then the Sponsor shall immediately prior to Closing deliver to Acquiror for cancellation and for no consideration 1,000,000 Founder Shares (with such Founder Shares reducing the First Earnout Shares and the Second Earnout Shares on an equal basis). For the avoidance of doubt, if the Closing Cash Proceeds equal or exceed $50,000,000, then no Founder Shares shall be delivered to Acquiror for cancellation pursuant to this Section 3(d).

4.

Sponsor Agreements. Each of the Sponsor and each Holder hereby agrees, that during the period commencing on the date hereof and ending on the earlier to occur of (i) the Closing and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”):

(a)

at any meeting of the shareholders of Acquiror, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Acquiror is sought, (i) to appear at each such meeting or otherwise cause all of its shares of Acquiror Equity Securities to be counted as present thereat for purposes of calculating a quorum and (ii) subject to Section 5(g), to vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Stock and any other equity securities of Acquiror that Sponsor or each Holder holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof (collectively, the “Acquiror Equity Securities”):

(i)	In favor of each Acquiror Transaction Proposal and any Extension Proposal;

(ii)	Against any Acquiror Acquisition Proposal or any proposal relating to an Acquiror Acquisition Proposal (in each case, other than the Acquiror Transaction Proposals);

(iii)	Against any change in the business of Acquiror or the board of directors of Acquiror (other than in connection with the Acquiror Transaction Proposal and any Extension Proposal);

(iv)

Against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror; and

(v)

Against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Acquiror under the Merger Agreement, (3) result in any of the conditions set forth in Article 9 of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror;

(b)

to not redeem, elect to redeem or tender or submit any of its Acquiror Equity Securities for redemption in connection with the Merger Agreement or the transactions contemplated thereby, including, without limitation, in connection with any Extension Proposal;

(c)

to comply with, and fully perform all of its obligations, covenants and agreements set forth in the Letter Agreement, including its obligations not to redeem any shares of Acquiror Equity Securities owned by it in connection with the transactions contemplated by the Merger Agreement;

(d)	not to modify, amend or waive any of the obligations of a Holder pursuant to Section 7 of the Letter Agreement without the prior written consent of the Company; and

(e)	to comply with the transfer restrictions set forth in the Letter Agreement irrespective of any amendment, release or waiver thereof.

5.	Additional Covenants of Sponsor and Holders.

(a)

Notwithstanding the foregoing, Transfers of the Acquiror Equity Securities that are held by the Sponsor or a Holder or any of its permitted transferees (that have complied with this Section 5(a) are permitted (A) to any employees, officers, directors, or members of the Sponsor, Acquiror or their respective Affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order, (E) by virtue of the laws of the Cayman Islands or Sponsor’s exempted limited company agreement upon dissolution of Sponsor, or (F) to PIPE Investors in accordance with Section 3(c); provided, however, that in the case of clauses (A) through (E), these permitted transferees must, as a condition precedent to such transfer, execute a joinder to this Agreement (in a form reasonably acceptable to Acquiror and, if prior to the Second Effective Time, the Company) agreeing to be bound by the terms of this Agreement.

(b)

Without limiting any other Transfer restrictions that may apply hereunder or under the Letter Agreement, following the Closing, Sponsor agrees that it shall not, directly or indirectly, Transfer any First Earnout Shares or Second Earnout Shares unless and until such shares have vested in accordance with Section 3(a) or Section 3(b), as applicable.

(c)

Following the Closing, stop transfer orders shall be placed against the Founder Shares, and each certificate or book entry position statement evidencing any Founder Shares shall be stamped or otherwise imprinted with a legend, in each case appropriately reflecting the terms of Section 3 and this Section 5.

(d)

At the Closing, each of the Sponsor and the Holders shall deliver to the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Surviving Pubco, Sponsor and certain of the MIC Shareholders, in a form to be mutually agreed by Acquiror and the Company with substantially the same rights as set forth in the Acquiror’s and the Company’s registration rights agreements in effect as of the date hereof.

(e)

Each of Sponsor and each Holder acknowledge that its obligations set forth in Section 4(a) shall apply whether or not the Mergers or any of the other transactions contemplated by the Merger Agreement is recommended by the board of directors of Acquiror.

(f)	Each of Sponsor and each Holder shall promptly notify the Company of the number of any new equity securities of Acquiror acquired by it after the date hereof.

(g)

For the avoidance of doubt, if, after the date of the Original Sponsor Agreement, the Sponsor or a Holder purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or other equity securities of Acquiror or acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror (such shares of Acquiror Common Stock and other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor, or the voting rights applicable thereto, as applicable, shall be subject to the terms of this Agreement to the same extent as if they constituted “Acquiror Equity Securities” owned by the Sponsor or a Holder as of the date of the Original Sponsor Agreement, unless the inclusion of the New Securities in the definition of “Acquiror Equity Securities” would violate Tender Offer Compliance and Disclosure Interpretation 166.01. In the event that New Securities cannot be included in the term “Acquiror Equity Securities” due to Tender Offer Compliance and Disclosure Interpretation 166.01, such New Securities shall not be voted by the holder thereof.

6.	Sponsor Representations and Warranties. Sponsor hereby represents and warrants as of the date hereof to the Acquiror and the Company as follows:

(a)

Sponsor (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has all requisite power and authority to execute and deliver this Amended and Restated Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder, (iii) the execution and delivery of this Amended and Restated Sponsor Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by Sponsor, and (iv) this Amended and Restated Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Amended and Restated Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Amended and Restated Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms.

(b)

As of the date hereof, Sponsor is the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Letter Agreement, (iii) the Acquiror’s Governing Documents, (iv) the Merger Agreement, or (v) any applicable securities Laws. Sponsor’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by Sponsor on the date of this Agreement, and none of the Sponsor’s shares of Acquiror Common Stock are subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)

The execution and delivery of this Agreement by the Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon Sponsor or Sponsor’s Acquiror Equity Securities), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(e)	Sponsor understands and acknowledges that each of Acquiror and Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

7.	Holder Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as of the date hereof as follows:

(a)

(i) such Holder has full legal right and capacity to execute and deliver this Amended and Restated Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of such Holder’s obligations hereunder, and (ii) this Amended and Restated Sponsor Agreement has been duly and validly executed and delivered by such Holder and, assuming this Amended and Restated Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Amended and Restated Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of such Holder enforceable against it in accordance with its terms.

(b)

As of the date hereof, such Holder is the beneficial owner and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror’s Governing Documents, (iii) the Letter Agreement, (iv) the Merger Agreement, or (v) any applicable securities Laws. Such Holder’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by such Holder on the date of this Agreement, and none of such Holder’s shares of Acquiror Common Stock are subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Such Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)

The execution and delivery of this Agreement by such Holder does not, and the performance by such Holder of its obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Holder or such Holder’s Acquiror Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against such Holder or, to such Holder’s knowledge, threatened against such Holder, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(e)	Such Holder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

8.

Further Assurances. From time to time, at the Company’s request and at the Company’s sole expense and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9.

Entire Agreement. This Amended and Restated Sponsor Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Amended and Restated Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto (including, as to any change, amendment or waiver sought prior to the Second Effective Time, the Company).

10.

Successors and Assigns. No party hereto may assign either this Amended and Restated Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties (including, with respect to any assignment prior to the Second Effective Time, the Company). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended and Restated Sponsor Agreement shall be binding on the Sponsor, each Holder, and their respective successors, heirs and assigns and permitted transferees; provided, that any such permitted transferees execute a joinder to this Amended and Restated Sponsor Agreement in the form reasonably acceptable to Acquiror.

11.

Third Party Beneficiaries. Nothing in this Amended and Restated Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Amended and Restated Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Amended and Restated Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

12.

Counterparts. This Amended and Restated Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13.

Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended and Restated Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or e-mail.

14.

Termination. This Amended and Restated Sponsor Agreement shall automatically terminate, and have no further force and effect upon the termination of the Merger Agreement in accordance with its terms prior to the Second Effective Time. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for a willful and intentional breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud, (ii) Sections 2 through 4 shall not survive the termination of this Agreement, and (iii) Sections 9 through 18 shall each survive the termination of this Agreement solely to the extent related to any surviving sections.

15.

Specific Performance. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Amended and Restated Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Amended and Restated Sponsor Agreement and to enforce specifically the terms and provisions of this Amended and Restated Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

16.

Amendment. This Amended and Restated Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto (including, as to any amendment, change, supplement, waiver, modification or termination sought to be effected prior to the Second Effective Time, the Company).

17.

Severability. This Amended and Restated Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended and Restated Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended and Restated Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

Governing Law. This Amended and Restated Sponsor Agreement, the rights of the parties hereunder, and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. The parties hereto expressly incorporate by reference Section 11.14 (Jurisdiction; Waiver of Jury Trial) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Sponsor Agreement as of the date first written above.

FIFTH WALL ACQUISITION CORP. III

/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Chief Financial Officer

MOBILE INFRASTRUCTURE CORPORATION

/s/ Stephanie Hogue
Name: Stephanie Hogue
Title: President and Chief Financial Officer

[Signature Page to Amended and Restated Sponsor Agreement]

FIFTH WALL ACQUISITION SPONSOR III LLC

/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Manager

Adeyemi Ajao

/s/ Adeyemi Ajao

Alana Beard

/s/ Alana Beard

Poonam Sharma

/s/ Poonam Sharma

Amanda Parness

/s/ Amanda Parness

[Signature Page to Amended and Restated Sponsor Agreement]

Exhibit A

Shareholder	Acquiror Class B Common Stock
Sponsor	6,755,000
Adeyemi Ajao	30,000
Alana Beard	30,000
Poonam Sharma	30,000
Amanda Parness	30,000

Exhibit 10.2

May 11, 2023

Fifth Wall Acquisition Corp. III

6060 Center Drive 10th Floor

Los Angeles, California 90045

Re:    Initial Public Offering

Ladies and Gentlemen:

This letter (this “Amended and Restated Letter Agreement”) amends and restates that certain letter agreement dated as of May 24, 2021 (the “Original Letter Agreement”) delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and among Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (the “Company”), Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and BofA Securities, Inc. as representatives (the “Representatives”) of the several underwriters (each, an “Underwriter” and collectively, the “Underwriters”), relating to an underwritten initial public offering (the “Public Offering”), of up to 28,750,000 of the Company’s shares (the “Shares”) of Class A ordinary shares, par value $0.0001 (the “Class A Ordinary Shares”), including up to 3,750,000 Shares that may be purchased to cover over-allotments, if any. The Shares were sold in the Public Offering pursuant to a registration statement on Form S-1 and prospectus (the “Prospectus”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) and the Shares were listed on the Nasdaq Capital Market. Certain capitalized terms used herein are defined in paragraph 11 hereof.

The Original Letter Agreement was entered into in order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Public Offering. This Amended and Restated Letter Agreement is being entered into in connection with the Business Combination contemplated by that certain Agreement and Plan of Merger, dated as of December 13, 2022, as amended by the First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023, by and among the Company, Mobile Infrastructure Corporation and Queen Merger Corp. I. For other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Fifth Wall Acquisition Sponsor III LLC (the “Sponsor”) and the undersigned individuals, each of whom is a member of the Company’s board of directors and/or management team (each of the undersigned individuals, an “Insider” and collectively, the “Insiders”), hereby agrees with the Company as follows:

1.

The Sponsor and each Insider agrees that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Ordinary Shares (as defined below) owned by it, him or her in favor of any proposed Business Combination and (ii) not redeem any Ordinary Shares owned by it, him or her in connection with such shareholder approval. If the Company seeks to consummate a proposed Business Combination by engaging in a tender offer, the Sponsor and each Insider agrees that it, he or she will not sell or tender any Ordinary Shares owned by it, him or her in connection therewith.

2.

The Sponsor and each Insider hereby agrees that in the event that the Company fails to consummate a Business Combination within 24 months from the closing of the Public Offering, or such later period approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association (as it may be amended from time to time, the “Articles”), the Sponsor and each Insider shall take all reasonable steps to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Class A Ordinary Shares sold in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below), including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Shareholders’ (as defined below) rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. The Sponsor and each Insider agrees to not propose any amendment to the Articles to modify the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company does not complete a Business Combination within the required time period set forth in the Articles or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides its Public Shareholders with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Founder Shares (as defined below) held by it, him or her. The Sponsor and each Insider hereby further waives, with respect to any Ordinary Shares held by it, him or her, if any, any redemption rights it, he or she may have in connection with (A) the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination, or (B) a shareholder vote to approve an amendment to the Articles to modify the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company has not consummated a Business Combination within the time period set forth in the Articles or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by the Company to purchase Offering Shares (although the Sponsor, the Insiders and their respective affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if the Company fails to consummate a Business Combination within the time period set forth in the Articles).

3.

During the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the Sponsor and each Insider shall not, without the prior written consent of the Representatives, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, with respect to, any Ordinary Shares (including, but not limited to, Founder Shares) or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares (including, but not limited to, Founder Shares) or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing does not apply to the forfeiture of any Founder Shares pursuant to their terms or any transfer of Founder Shares to any current or future independent director of the company (as long as such current or future independent director transferee is subject to this Amended and Restated Letter Agreement or executes an agreement substantially identical to the terms of this Amended and Restated Letter Agreement, as applicable to directors and officers at the time of such transfer; and as long as, to the extent any Section 16 reporting obligation is triggered as a result of such transfer, any related Section 16 filing includes a practical explanation as to the nature of the transfer). Each of the Insiders and the Sponsor acknowledges and agrees that, prior to the effective date of any release or waiver, of the restrictions set forth in this paragraph 3 or paragraph 7 below, the Company shall announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if the release or waiver is effected solely to permit a transfer not for consideration and the transferee has agreed in writing to be bound by the same terms described in this Amended and Restated Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer. Notwithstanding the foregoing, nothing in this Section 3 will prohibit (1) the issuance and sale of Private Placement Shares (as defined below), (2) the issuance and sale of any Shares in the Public Offering, including any Shares issued and sold to cover over-allotments, if any, (3) the registration with the SEC pursuant to an agreement to be entered into concurrently with the execution of this Agreement, the resale of the Private Placement Shares and the Founder Shares and (4) issuance of securities in connection with a Business Combination.

4.

In the event of the liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination within the time period set forth in the Articles, the Sponsor (the “Indemnitor”) agrees to indemnify and hold harmless the Company against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the Company may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Company or (ii) any prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement (a “Target”); provided, however, that such indemnification of the Company by the Indemnitor (x) shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Offering Share and (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable, (y) shall not apply to any claims by a third party or a Target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Indemnitor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Company if, within 15 days following written receipt of notice of the claim to the Indemnitor, the Indemnitor notifies the Company in writing that it shall undertake such defense.

5.

To the extent that the Underwriters do not exercise their over-allotment option to purchase up to an additional 3,750,000 Shares within 45 days from the date of the Prospectus (and as further described in the Prospectus), the Sponsor agrees to forfeit, at no cost, a number of Founder Shares in the aggregate equal to 937,500 multiplied by a fraction, (i) the numerator of which is 3,750,000 minus the number of Shares purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 3,750,000. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the Underwriters so that the Founder Shares will represent an aggregate of 20.0% of the Company’s issued and outstanding Class A Ordinary Shares after the Public Offering (not including the Private Placement Shares (as defined below)). The Sponsor further agrees that to the extent that the size of the Public Offering is increased or decreased, the Company will purchase or sell Shares or effect a share repurchase or share capitalization, as applicable, immediately prior to the consummation of the Public Offering in such amount as to maintain the ownership of the Initial Shareholders prior to the Public Offering at 20.0% of its issued and outstanding Capital Shares upon the consummation of the Public Offering. In connection with such increase or decrease in the size of the Public Offering, then (A) the references to 3,750,000 in the numerator and denominator of the formula in the first sentence of this paragraph shall be changed to a number equal to 15% of the number of Public Shares issued in the Public Offering and (B) the reference to 937,500 in the formula set forth in the first sentence of this paragraph shall be adjusted to such number of Founder Shares that the Sponsor would have to surrender to the Company in order for the Initial Shareholders to hold an aggregate of 20.0% of the Company’s issued and outstanding Class A Ordinary Shares after the Public Offering (not including Private Placement Shares).

6.

The Sponsor and each Insider hereby agrees and acknowledges that: (i) the Underwriters and the Company would be irreparably injured in the event of a breach by such Sponsor or an Insider of its, his or her obligations under paragraphs 1, 2, 3, 4, 5, 7(a), and 7(b), as applicable, of this Amended and Restated Letter Agreement (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

7.

        (a)                 The Sponsor and each Insider agrees that it, he or she shall not Transfer any Founder Shares (or any Class A Ordinary Shares issuable upon conversion thereof) until the earliest of (A) one year after the completion of the Company’s initial Business Combination or (B) subsequent to the Company’s initial Business Combination, (x) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property or (y) if the closing price of the Company’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination (the “Founder Shares Lock-up Period”).

(b)                The Sponsor and each Insider agrees that it, he or she shall not Transfer any Private Placement Shares, until 30 days after the completion of a Business Combination (the “Private Placement Shares Lock-up Period”, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

(c)                Notwithstanding the provisions set forth in paragraphs 7(a) and (b), Transfers of the Founder Shares, Private Placement Shares or the Founder Shares that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 7(c)), are permitted (a) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, to the Sponsor, any members or partners of the Sponsor or their affiliates, or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (g) to the Company for no value for cancellation in connection with the consummation of a Business Combination; (h) in the event of the Company’s liquidation prior to the consummation of a Business Combination; or (i) in the event of the Company’s liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property subsequent to the Company’s completion of an initial Business Combination; provided, however, that in the case of clauses (a) through (f), these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

8.

The Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider’s biographical information furnished to the Company (including any such information included in the Prospectus) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. The Sponsor and each Insider’s questionnaire furnished to the Company is true and accurate in all respects. The Sponsor and each Insider represents and warrants that: it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

9.

Except as disclosed in the Prospectus, neither the Sponsor nor any officer, nor any affiliate of the Sponsor or any officer, nor any director of the Company, shall receive from the Company any finder’s fee, reimbursement, consulting fee, non-cash payments, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate, the consummation of the Company’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: repayment of a loan and advances up to an aggregate of $300,000 made to the Company by the Sponsor; payment of up to $17,500 per month, for up to 24 months, for office space and professional, secretarial, administrative and support services; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial Business Combination, and repayment of loans, if any, and on such terms as to be determined by the Company from time to time, made by the Sponsor or an affiliate of the Sponsor or any of the Company’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that, if the Company does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by the Company to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into shares at a price of $10.00 per share at the option of the lender. Such shares would be identical to the Private Placement Shares.

10.

The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Amended and Restated Letter Agreement and, as applicable, to serve as an officer and/or director on the board of directors of the Company and hereby consents to being named in the Prospectus as an officer and/or director of the Company.

11.

As used herein, (i) “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses; (ii) “Ordinary Shares” shall mean the Class A ordinary shares and Class B ordinary shares (including any Class A ordinary shares and Class B ordinary shares acquired by the Sponsor and any Insider after the consummation of the Public Offering (the “New Securities”), which New Securities acquired or purchased by Sponsor or any Insider, or the voting rights applicable thereto, as applicable, shall be subject to the terms of this Amended and Restated Letter Agreement to the same extent as if they constituted “Ordinary Shares” owned by the Sponsor or an Insider as of the date of the Original Letter Agreement, unless the inclusion of the New Securities in the definition of “Ordinary Shares” would violate Tender Offer Compliance and Disclosure Interpretation 166.01. In the event that New Securities cannot be included in the term “Ordinary Shares” due to Tender Offer Compliance and Disclosure Interpretation 166.01, such New Securities shall not be voted by the holder thereof); (iii) “Founder Shares” shall mean the 7,187,500 Class B ordinary shares issued and outstanding (up to 937,500 Shares of which are subject to complete or partial forfeiture if the over-allotment option is not exercised by the Underwriters); (iv) “Initial Shareholders” shall mean the Sponsor and any Insider that holds Founder Shares; (v) “Private Placement Shares” shall mean the up to 857,000 shares (or up to 932,000 shares if the over-allotment option is exercised in full) that the Sponsor has agreed to purchase for an aggregate purchase price of $8,570,000 (or $9,320,000 if the over-allotment option is exercised in full), or $10.00 per Share, in a private placement that shall occur simultaneously with the consummation of the Public Offering; (vi) “Public Shareholders” shall mean the holders of securities issued in the Public Offering; (vii) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Public Offering and the sale of the Private Placement Shares shall be deposited; (viii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and (ix) “Shares” shall mean the Private Placement Shares and public shares.

12.

The Company will maintain an insurance policy or policies providing directors’ and officers’ liability insurance, and each Director shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any of the Company’s directors or officers.

13.

This Amended and Restated Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Amended and Restated Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

14.

No party hereto may assign either this Amended and Restated Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended and Restated Letter Agreement shall be binding on the Sponsor and each Insider and their respective successors, heirs and assigns and permitted transferees.

15.

Nothing in this Amended and Restated Letter Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Amended and Restated Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Amended and Restated Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

16.

This Amended and Restated Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

17.

This Amended and Restated Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended and Restated Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended and Restated Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

This Amended and Restated Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Amended and Restated Letter Agreement shall be brought and enforced in the courts of New York City or in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

19.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended and Restated Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

20.

Each party hereto shall not be liable for any breaches or misrepresentations contained in this Amended and Restated Letter Agreement by any other party to this Amended and Restated Letter Agreement, and no party shall be liable or responsible for the obligations of another party, including, without limitation, indemnification obligations and notice obligations.

21.

This Amended and Restated Letter Agreement shall terminate on the earlier of (i) the expiration of the Lock-up Periods or (ii) the liquidation of the Company; provided, however, that this Amended and Restated Letter Agreement shall earlier terminate in the event that the Public Offering is not consummated and closed by December 31, 2021; provided further that paragraph 4 of this Amended and Restated Letter Agreement shall survive such liquidation.

[Signature Page Follows]

Sincerely,

FIFTH WALL ACQUISITION SPONSOR III LLC

By:	/s/ Brendan Wallace
Name:	Brendan Wallace
Title:	Manager

Acknowledged and Agreed:

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Brendan Wallace
Name:	Brendan Wallace
Title:	Chief Executive Officer

/s/ Brendan Wallace
Brendan Wallace

/s/ Andriy Mykhaylovskyy
Andriy Mykhaylovskyy

/s/ Adeyemi Ajao
Adeyemi Ajao

/s/ Alana Beard
Alana Beard

/s/ Poonam Sharma
Poonam Sharma

/s/ Amanda Parness
Amanda Parness

[Signature Page to Amended and Restated Letter Agreement]